Exxon Mobil Corporation	Patrick T. Mulva
5959 Las Colinas Boulevard	Vice President and Controller
Irving, TX 75039-2298
972 444 1202 Telephone
972 444 1221 Facsimile

ExxonMobil

October 18, 2013

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:      Exxon Mobil Corporation

            Form 10-K for Fiscal Year Ended December 31, 2012

            Filed February 27, 2013

Response letter dated June 19, 2013

File No. 1-2256

Dear Mr. Schwall:

On behalf of Exxon Mobil Corporation, please find enclosed our response to your comments regarding the above filing set forth in your letter of September 20, 2013.

We also acknowledge that:

•    the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•    the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you desire clarification of our responses, please direct any questions to Mr. Chris Jeans at 972-444-1290.

                                                                        Sincerely,

By:   /s/ Patrick T. Mulva

         -----------------------------------------------

         Name:    Patrick T. Mulva

         Title:       Vice President and Controller

Enclosure

c:      Mark Wojciechowski

Brad Skinner

ExxonMobil’s Response to the

Comments Included in the SEC Letter of September 20, 2013

Form 10-K for the Fiscal Year Ended December 31, 2012

Properties

Oil and Gas Production, Production Prices and Production Costs, page 8

1.         Your response to comment four from our letter dated May 8, 2013 explains that additional detailed disclosure of your natural gas liquids production quantities and average sales price is not required because they “do not meet the significance criteria of the S-K regulations”.  As the disclosure requirements of Item 1204 of Regulation S-K are not conditioned upon a significance criteria or threshold, we are not in a position to agree with your assessment.  Please revise your tabular presentations of productions volumes and average sales price received to provide separate disclosure of amounts attributable to both oil and natural gas liquids.

We recognize that Item 1204 of Regulation S-K does not contain an express significance or de minimis threshold.  However, we believe that Item 1204, like most disclosure requirements, should be interpreted in accordance with well-established principles of materiality.  Thus we do not believe Item 1204 should be read to require separate disclosure of small amounts of incidental products where that information would not be objectively or subjectively material to a reasonable investor in assessing a company’s historical results or future prospects.  We also note that Regulation S-K does not specify that different forms of liquid hydrocarbons must be viewed as separate “products” for disclosure purposes.  (By way of comparison, “products” for which separate disclosure is required under Item 1202 are specifically defined as “non-renewable resources that are intended to be upgraded into synthetic oil and gas” [emphasis added], which would not encompass natural gas liquids.)  If the Commission believes that specific disclosure requirements should be established for natural gas liquids, we urge the Commission to address the issue through amendment of Part 1200 of Regulation S-K so that all interested persons have a transparent opportunity to review and comment on the proposed requirements.

Management’s Discussion and Analysis of Financial Condition and Results of

Operations

Review of 2012 and 2011 Results

Upstream, page 44

2.         We note your response to prior comment seven and that entitlement volume impacts as a result of changing process [prices] are difficult to predict.  However, the impact to production volumes as a result of a PSC contract area becoming cost current would appear to represent the type of trend that should be known and discussed if significant.  Please tell us how you have considered discussing the impact of such changes on future production volumes.

As noted in our prior response, other than price related impacts, we do not expect future entitlement changes to have a material impact on our results over the next several years.  If this situation changes we will consider updating our disclosure.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 Summary of Accounting Policies

Property, Plant and Equipment, page 67

3.         We note from your response to prior comment eight that you did not perform an impairment review of your North American upstream assets during 2012 as you do not believe a triggering event requiring an impairment review occurred.  We note statements made by your senior management during 2012 which indicate that you were making “no money” on U.S. natural gas due to low prices that had fallen below the cost of production.  Please explain to us why you do not believe this situation is a triggering event that is consistent with examples a, b or c from FASB ASC paragraph 360-10-35-21.  Within your response, please separately address each example, and address how the supply and demand factors specific to the North American markets factored into your determination that no impairment review was necessary.

The statements referred to in your question were made by the Corporation’s senior management in June of 2012 when U.S. natural gas prices had recently fallen to a multi-year low.  At the same time, management stated that “today’s price is not sustainable” if energy is to be delivered with supply security.  At their lowest extremes, prices for commodities may occasionally drop below the fully invested cost of production, but prices over the longer term will continue to be driven by the fundamentals of market supply and demand.  Within one year of the referenced statements, U.S. natural gas prices had more than doubled.  Over the longer term, expansion of natural gas-based industrial activity in the United States, along with the potential for significant LNG exports and other market factors are likely to emerge in response to increased long-term gas supply potential in North America.

An impairment assessment is required when changes in circumstances indicate the carrying amount of a long-term asset may not be recoverable.  The market situation in 2012 did not represent such a trigger event for North American upstream assets under ASC 360-10-35-21.

a)         The referenced assets were not subject to a significant decrease in market value. Because the lifespans of the vast majority of North American natural gas assets are measured in decades, the value of these assets is predominantly based on long-term views of future commodity prices and production costs.  While near-term prices are subject to wide fluctuations, longer term price views are more stable and meaningful for purposes of assessing future cash flow projections which serve as a basis of market value.  A limited period of historically low natural gas prices had only a limited impact on longer term price expectations, and therefore did not significantly change our view of North American upstream assets’ market value.

b)         The referenced assets did not undergo a significant adverse change in the extent or manner in which they were being used, or in their physical condition.  Our long-term plans for development of our North American gas resources did not change as a result of short-term, depressed natural gas prices.

c)         The referenced assets did not undergo a significant adverse change in the legal environment, the business climate, or action by a regulator.  We believe the future prospects for natural gas development in North America remain robust, and no single event, or combination of events occurring in 2012 changed our view that the assets’ carrying values continue to be recoverable.

4.         Further, as it relates to your impairment accounting policy disclosed on page 56, please clarify for us your intended meaning of use of the term “temporary” when referring to changes in prices or margins, and tell us how the low pricing and margin environment experienced in North American in 2012 impacts the price assumptions developed in your annual planning and budgeting process for the crude oil and natural gas markets.

The Corporation develops price assumptions for use in the annual planning and budgeting process.  In this context, the term “temporary” means any changes in current or near-term prices that do not result in a significant change to these long-term price assumptions, which the Corporation uses for its capital investment decisions.  We rigorously reassess the fundamentals of worldwide energy markets by region each year, seeking to identify long-term trends important to our business.  We base our internal planning and decision making on these assessments, and we annually publish the high‑level results of our assessments.  Our most recent publication “The Outlook for Energy – a View to 2040” is available on our website.  In our business where asset values must be measured over decades, our focus is appropriately weighted more toward long-term market fundamentals than short-term volatility considerations.  The low pricing and margin environment in North America in 2012 did not result in significant changes to these longer term market fundamentals or price assumptions.